UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93 – Company Registry (NIRE) 35.300.186.133

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON AUGUST 9, 2016

I. Date, Time and Venue: On August 9, 2016, at 10:00 a.m., at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mr. Décio Bottechia Júnior, Vice Chairman of the Board of Directors, pursuant to Article 10 of the Bylaws of the Company, and Secretary, Mrs. Gisélia Silva.

III. Attendance: Shareholders representing seventy-three point three seven (73.37%) of the voting capital of the Company, as per the signatures in the Shareholders Attendance Book. Mr. Andre Dorf (Chief Executive Officer) and Mr. Giancarlo Naldi Falkenstein (Apsis Consultoria Empresarial) also attended the meeting.

IV. Call Notice: Published in the newspaper Valor Econômico and the State Register Diário Oficial do Estado de São Paulo on July 7, 8 and 9, 2016.

V. Agenda:

(a)  Prior approval for the acquisition of one hundred percent (100%) of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), by the Company or by a company wholly owned directly or indirectly by the Company, pursuant to Article 256, paragraph I of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”); and

(b)  Acceptance of resignation of Fiscal Council member and election of new member.

VI. Resolutions Taken: After discussing the items on the Agenda, the shareholders resolved:

(a) to approve, by majority vote, as per the voting map attached, the acquisition of 100% (one hundred percent) of the capital stock of AES Sul by the Company or by a company wholly owned directly or indirectly by the Company, pursuant to Article 256, paragraph I of the Brazilian Corporation Law; and

(b) to accept, by majority vote, as per the voting map attached, the resignation of Mr. Lício da Costa Raimundo, Brazilian, married, economist, holder of identification document (RG) number 16.457.720-8, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under number 131.951.338-73, elected at the Annual Shareholders Meeting held on April 29, 2016, elect to the Fiscal Council of the Company, as sitting member, Mr. Danilo Ferreira da Silva, Brazilian, married, lawyer, holder of identification document (RG) 34.605.096-0, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under number 294.854.338-08, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, 9º andar, Centro, CEP: 20040-030. The term of office of the member elected will correspond to the remaining period of the term of office of the replaced member, that is, until the date of the Annual Shareholders Meeting to be held in 2017, pursuant to item “e” of Article 8 and Article 26 of the Company’s Bylaws.

Companhia Aberta

CPFL ENERGIA S.A.

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

The elected member shall take office after signing the following documents: (i) a statement declaring that he has the necessary qualification and meets the requirements envisaged in Article 162 of the Brazilian Corporation Law to exercise the position; and (ii) the Instrument of Investiture, drawn up in the Book of Minutes of the Fiscal Council, and the Instrument of Consent of the Fiscal Council members referred to in the Listing Rules of the Novo Mercado segment of BM&FBOVESPA, by which he expresses his full and unconditional agreement to all the terms and conditions established in the Rules of the Market Arbitration Chamber.

VII. Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed, the minutes were read, approved and signed by the Chairman of Meeting, the Secretary and the shareholders present.

PRESIDING BOARD: Chairman: Décio Bottechia Júnior and Secretary: Gisélia Silva.

ATTENDING SHAREHOLDERS: (i) Esc Energia S.A., by its proxy, Dr. Juliana Espindola La Femina; (ii) Camargo Corrêa S.A., by its proxy, Dr. Juliana Espindola La Femina; (iii) BB Carteira Livre I Fundo de Investimento em Ações, represented by BB Gestão de Recursos DTVM S.A. through its proxy, Dr. Eduardo Tognetti; (iv) Energia São Paulo Fundo de Investimento em Ações, represented by BNP Paribas Asset Management Brasil Ltda. through its proxy, Dr. Rodrigo de Mesquita Pereira; (v) Bonaire Participações S.A., by its proxy, Dr. Gisélia Silva; (vi) Citibank, N.A., represented by Banco Bradesco S.A. through its proxy, Mr. José Donizetti de Oliveira; (vii) Citibank, N.A., by its proxy, Dr. Gisélia Silva; (viii) JPMorgan Brazil Equity Master Investment Trust, represented by HSBC CTVM S.A through its proxy, Dr. Rodrigo de Mesquita Pereira; (ix) BUREAU OF LABOR FUNDS - LABOR PENSION FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MAR, FIDELITY INVESTMENT MONEY MANAGEMENT INC, FRANKLIN TEMPLETON INVESTMENT FUNDS, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JP MORGAN BRAZIL INVESTMENT TRUST PLC, JPMORGAN FUNDS, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, OHIO POLICE AND FIRE PENSION FUND, SBC MASTER PENSION TRUST, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUT, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUT, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE, represented by J.P. MORGAN S.A. Distribuidora de Títulos e Valores Mobiliários, by its proxy, Dr. Rodrigo de Mesquita Pereira; (x) ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-AS, ALASKA PERMANENT FUND, AMERIPRISE FINANCIAL RETIREMENT PLAN, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHUR, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B F, FUNDO LATINO AMERICANO CIBC, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH SUPERANNUATION CORPORATION, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY I, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARK, FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. IN, FIDELITY SALEM STREET TRUST: SPARTAN TOTAL INTERNA, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FUTURE FUND BOARD OF GUARDIANS, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT P, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGE, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM SAVINGS PLAN, IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BR, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E, JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQ, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDE, JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TR, KAISER PERMANENTE GROUP TRUST, LACM EMII, L.P.,

Companhia Aberta

CPFL ENERGIA S.A.

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF, LELAND STANFORD JUNIOR UNIVERSITY, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, MGI FUNDS PLC, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NAV CANADA PENSION PLAN, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NEW ZEALAND SUPERANNUATION FUND, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACW, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX F, NORTHERN TRUST QUANTITATIVE FUND PLC, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDE, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LE, NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDIN, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F-, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PICTET GLOBAL SELECTION F - GL UTILITIES EQ CURREN, PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQ, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, PS INST LATAM LLC, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, RENAISSANCE GLOBAL INFRASTRUCTURE FUND, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SPDR S&P EMERGING MARKETS ETF, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERV, STICHTING PGGM DEPOSITARY, SUNSUPER SUPERANNUATION FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOI, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INV, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MO, THE NOMURA TRUST AND BANKING CO., LTD. RE:NOMURA R, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE, SJUNDE AP - FONDEN – PREMIESPARFONDEN (THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND), THREADNEEDLE (LUX), THREADNEEDLE INVESTMENT FUNDS ICVC, THREADNEEDLE SPECIALIST INV F ICVC - GL EM M E FUN, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUIT, TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR., TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E, UAW RETIREE MEDICAL BENEFITS TRUST, UPS GROUP TRUST, UTAH STATE RETIREMENT SYSTEMS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER,

Companhia Aberta

CPFL ENERGIA S.A.

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY, VERIZON MASTER SAVINGS TRUST, VKF INVESTMENTS LTD, VOYA EMERGING MARKETS INDEX PORTFOLIO, WASHINGTON STATE INVESTMENT BOARD, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPR, VANGUARD INVESTMENT SERIES PLC, represented by CITIBANK N.A. through its proxy, Dr. Rodrigo de Mesquita Pereira; (xi) BNP PARIBAS AÇORES FI AÇÕES, BNP PARIBAS LONG AND SHORT FDO DE INVESTIMENTO MUL, FUNDO DE INVESTIMENTO EM AÇÕES FUNEPP, represented by BNP Paribas Asset Management Brasil Ltda. through its proxy, Dr. Rodrigo de Mesquita Pereira; (xii) PINEHURST PARTNERS, L.P., represented by ITAÚ UNIBANCO S.A. through its proxy, Dr. Rodrigo de Mesquita Pereira; (xiii) DLM HEDGE MODERADO MASTER, DLM TOTAL FIM and DLM SULAMERICA PREVIDENCIA FIM, through their proxy, Dra. Michele de Oliveira Endler Virgilio; and (xiv) MARIO AUGUSTO DE LIMA E SILVA.

Companhia Aberta

CPFL ENERGIA S.A.

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

We hereby certify that this is a true copy of the original minutes recorded in the book of minutes.

Décio Bottechia Júnior

Chairman of the Meeting

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.